UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                          Charter Communications, Inc.
                          ----------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   16117M107
                                   ---------
                                 (CUSIP Number)

                                  May 12, 2005
                                  ------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [x] Rule 13d-1(b)
            [x] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 16117M107               SCHEDULE 13G              Page 2 of 11


 1   Name of Reporting Person                    STEELHEAD PARTNERS, LLC

     IRS Identification No. of Above Person                   91-1740598

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]

 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       Delaware

   NUMBER OF       5    Sole Voting Power                     24,835,077
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                24,835,077
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9   Aggregate Amount Beneficially Owned by Each              24,835,077
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                8.1%

 12  Type of Reporting Person                                         IA


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CUSIP No. 16117M107               SCHEDULE 13G              Page 3 of 11


 1   Name of Reporting Person                   J-K Navigator Fund, L.P.

     IRS Identification No. of Above Person                   91-1752823

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]

 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                     18,447,759
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                18,447,759
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9   Aggregate Amount Beneficially Owned by Each              18,447,759
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                6.1%

 12  Type of Reporting Person                                         PN


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CUSIP No. 16117M107               SCHEDULE 13G              Page 4 of 11


 1   Name of Reporting Person                     JAMES MICHAEL JOHNSTON

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]

 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                     24,835,077
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                24,835,077
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9   Aggregate Amount Beneficially Owned by Each              24,835,077
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                8.1%

 12  Type of Reporting Person                                      IN/HC


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CUSIP No. 16117M107               SCHEDULE 13G              Page 5 of 11


 1   Name of Reporting Person                           BRIAN KATZ KLEIN

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]

 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                     24,835,077
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                24,835,077
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9   Aggregate Amount Beneficially Owned by Each              24,835,077
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                8.1%

 12  Type of Reporting Person                                      IN/HC


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CUSIP No. 16117M107               SCHEDULE 13G              Page 6 of 11


Item 1(a).  Name of Issuer:

            Charter Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            12405 Powerscourt Drive
            St. Louis, MO  63131

Item 2(a).  Names of Persons Filing:

            Steelhead Partners, LLC
            J-K Navigator Fund, L.P. ("Navigator")
            James Michael Johnston
            Brian Katz Klein

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The business address of each reporting person is 1301 First Avenue, Suite 201, Seattle, WA 98101.

Item 2(c).  Citizenship:

            Reference is made to Item 4 of pages two (2), three (3), four (4) and five (5) of this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

            Class A Common Stock

Item 2(e).  CUSIP Number:

            16117M107

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

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CUSIP No. 16117M107               SCHEDULE 13G              Page 7 of 11


           (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Section 240.13d-1(c), check this box. [ ]

Item 4.    Ownership.

           Reference is hereby made to items 5-9 and 11 of pages two (2), three (3), four (4), and five (5) of this Schedule 13G, which Items are incorporated by reference herein.

           Steelhead as general partner of Navigator and J. Michael Johnston and Brian K. Klein as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Navigator in that they may be deemed to have the power to direct the voting or disposition of the shares.

           Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any purpose, the beneficial owner of any such Securities to which this Schedule relates, and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

           Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities.

	Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

           The calculation of percentage of beneficial ownership in item 11 of pages two (2), three (3), four (4) and five (5) was derived from the Issuer's Form 10-Q for the quarterly period ended March 31, 2005 filed with the Securities and Exchange Commission (the "Commission") on May 3, 2005, in which the Issuer stated that the number of shares of Class A Common Stock outstanding as of March 31, 2005 was 304,763,192, and Form 4s filed with the Commission by officers and directors of the Issuer on April 28, 2005 and April 29, 2005, in which it was stated that the Issuer had issued an aggregate of 215,323 shares of its Class A Common Stock to the officers and directors in restricted stock grants on April 26, 2005 and April 27, 2005.

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CUSIP No. 16117M107               SCHEDULE 13G              Page 8 of 11


Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another
           Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certifications.

           By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 20, 2005               STEELHEAD PARTNERS, LLC

                                   By:/s/ James Michael Johnston
                                      --------------------------
                                      James Michael Johnston
                                      Its Member-Manager


                                   JAMES MICHAEL JOHNSTON

                                   /s/ James Michael Johnston
                                   --------------------------
                                   James Michael Johnston

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CUSIP No. 16117M107               SCHEDULE 13G              Page 9 of 11



                                   BRIAN KATZ KLEIN

                                   /s/ Brian Katz Klein
                                   --------------------
                                   Brian Katz Klein


           By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 20, 2005               J-K NAVIGATOR FUND, L.P.
                                   By:Steelhead Partners, LLC,
                                      its General Partner

                                   By:/s/ James Michael Johnston
                                      --------------------------
                                      James Michael Johnston
                                      Its Member Manager

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CUSIP No. 16117M107               SCHEDULE 13G              Page 10 of 11


                                  EXHIBIT INDEX

        Exhibit A           Joint Filing Undertaking           Page 11


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CUSIP No. 16117M107               SCHEDULE 13G              Page 11 of 11

                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

           The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  May 20, 2005               STEELHEAD PARTNERS, LLC

                                   By:/s/ James Michael Johnston
                                      --------------------------
                                      James Michael Johnston
                                      Its Member-Manager


                                   J-K NAVIGATOR FUND, L.P.
                                   By:Steelhead Partners, LLC,
                                      its General Partner

                                   By:/s/ James Michael Johnston
                                      --------------------------
                                      James Michael Johnston
                                      Its Member Manager


                                   JAMES MICHAEL JOHNSTON

                                   /s/ James Michael Johnston
                                   --------------------------
                                   James Michael Johnston


                                   BRIAN KATZ KLEIN

                                   /s/ Brian Katz Klein
                                   --------------------
                                   Brian Katz Klein